FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Results January-June 2020	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 30, 2020	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.

Results January - June 2020

Disclaimer This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non- GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in this presentation are included in in Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2020 submitted to the CNMV, in Note 2, page 14 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. 1

Key takeaways Mr. José María Álvarez-Pallete Chairman & CEO

Accelerated delivery of our strategic priorities

1	Core markets: Spain, Germany, UK and Brazil	✓ **Business resilience**: OIBDA-CapEx up 1.9% y-o-y in Q2 (organic); margin up 1.3 p.p. vs. Q2 19 ✓ **Increased customer satisfaction**: record NPS ✓ **Enhanced position in the UK** through combination of O2 UK and Virgin Media ✓ **Aiming for consolidation in Brazil:** joint binding offer for Oi mobile assets submitted
2	Reduce exposure to Hispam	✓ **Business model optimisation**: OIBDA-CapEx up 10.2% in Q2 y-o-y organic ✓ **Reduced equity exposure and increased debt at local level**. FX impact largely neutralised ✓ **Progressing in all strategic options**: spin-off and inorganic alternatives. Sale of Costa Rica
3	Telefonica Tech	✓ **Double digit revenue growth** despite COVID-19: +18.0% y-o-y organic in H1 ✓ **Driving digital transformation** through strategic partnerships (Microsoft, Google Cloud, GE Healthcare...) ✓ **Business carve-outs well advanced**
4	Telefonica Infra	✓ Already one of the **world's largest telecommunication infrastructure companies** ✓ **Accelerated monetisation** of assets through Telxius €1.5Bn towers transaction with T. Deutschland ✓ **Proven track-record in managing infraCos**: Telxius scale doubled to 33k towers
5	New operating model	✓ **Sustained OIBDA-CapEx margin expansion:** +1 p.p. vs Q2 19 organic ✓ **Accelerating digitalisation processes, efficiencies, savings on headquarters**...

Telefonica
2

Swift and effective action in response to COVID-19

Efficiently managing unprecedented times:

- *Absorbing a €1.8bn shock in revenues from COVID, FX & perimeter changes*
- *Debt reduction improved*
- *Dividend maintained*

Q2 y-o-y (€bn)



Revenues
OIBDA
OIBDA-CapEx
FCF
June-Mar 20
June-Mar 19
(1.8)
(1.1)
(0.5)
(0.4)
1.0
0.2
Debt reduction

Churn

2.6%

Q2

-0.1 p.p. q-o-q/ -0.4 y-o-y

NPS 4 core markets

24%

+0.4 p.p. y-o-y/+0.6 q-o-q

OpEx

(4.9%)

Q2 y-o-y organic

- Lower direct (handsets, roaming and TI) and commercial costs (advertising and commissions)
- Bad debt under control

CapEx

(22.3%)

Q2 y-o-y organic

- CapEx prioritised and optimised in response to COVID-19 (mobile and UBB rollouts contained; commercial program and B2B projects lower)

50% CapEx in NGN

(FTTH + LTE/5G)

Significant efficiency improvements and CapEx savings achieved, Q2 OIBDA-CapEx flat y-o-y organic

Telefónica

3

Swift and effective action in response to COVID-19

Supporting stakeholders

- **Reliable networks:** +500% increase in video calls since start of lockdowns
- **Additional entertainment** and **mobile data** provided at no extra cost

- **Dividend maintained** (€0.4/sh. in 2020)
- Financial flexibility achieved through shareholder uptake of **voluntary scrip dividend option** in 2020

- **Zero net emissions by 2030** in our four core markets (previous target in 2050)



Customers
Shareholders
People
Telefónica
Environment
Suppliers
Society

- **Protecting the health and safety of employees**
  - ✓ 95% of employees working remotely
  - ✓ Increased employee satisfaction levels

- **Accelerated payments to suppliers** with liquidity problems
- **Flexible payment** terms

- **€25m fund** established to provide medical equipment, hospital connectivity and donations in Spain
- Provided our **technologically advanced buildings** for public use (London's O2 Arena and Munich's O2 Tower)

Leveraging our state-of-the-art infrastructure to support economic recovery across our markets

Telefónica
4

Q2 20 performance highlights (OIBDA-CapEx) Revenue OIBDA-CapEx Net Debt y-o-y organic y-o-y organic /Revenues y-o-y organic (3.8%) +1.9% +1.3 p.p. (7.5%) 4 core markets 4 core markets 4 core markets y-o-y (>90% of T. Group €2.1Bn) T. Group (5.6%) T. Group (0.7%) T. Group +1.0 p.p. • Group UBB accesses • Effective operational • Strong focus on • Continued debt reduction: +5.0% y-o-y management during profitability down €1Bn vs Mar-20 • Leveraging network the crisis • Proven execution skills strength to maintain high customer loyalty • Q2 digital service revenues €1.7Bn 2020 outlook and 0.4€ dividend maintained; notable recovery in commercial activity from Jun-20 5

2020 dividend and outlook reiterated; 2022 guidance confirmed Stable and sustainable dividend reflects continuing resilience and strong liquidity 2020 dividend €0.40/share Interim Dec-20 €0.20/sh. (Voluntary Scrip) June payment: 63% of shareholders opted to receive Final Jun-21 €0.20/sh. new shares further enhancing financial flexibility (€371m paid in cash) Significant operational flexibility to navigate current environment Financial targets 2020E H1 (organic ex-contribution to growth from ARG) Strong management of OpEx OIBDA-CapEx Slightly negative to flat (2.3%) and CapEx 6

Q2 20 Group results Mr. Ángel Vilá COO

Financial performance | Resilient performance in COVID-19 crisis H1 20 Q2 20 Organic Organic Reported Organic y-o-y Reported Organic y-o-y € in millions Reported aggregated 4 Reported aggregated 4 y-o-y y-o-y core markets y-o-y y-o-y core markets Revenues 21,706 (10.0%) (3.5%) (1.9%) 10,340 (14.8%) (5.6%) (3.8%) OIBDA 7,075 (18.7%) (5.9%) (3.0%) 3,315 (25.3%) (10.0%) (6.6%) OIBDA margin 32.6% (3.5 p.p.) (0.9 p.p.) (0.4 p.p.) 32.1% (4.5 p.p.) (1.6 p.p.) (1.1 p.p.) OIBDA-CapEx 4,354 (18.4%) (2.3%) 2.6% 2,079 (20.4%) (0.7%) 1.9% (ex-spectrum) OIBDA-CapEx / Revenues 20.1% (2.1 p.p.) 0.3 p.p. 1.0 p.p. 20.1% (1.4. p.p.) 1.0 p.p. 1.3 p.p. (ex-spectrum) Net Income 831 (53.5%) 425 (50.7%) EPS (€) 0.13 (58.1%) 0.07 (54.0%) FCF (incl. leases principal 1,222 (55.7%) 988 (26.6%) payments) Net Financial Debt ex- leases 37,201 (7.5%) COVID-19 impacts (estimated and aprox.) FX impacts Argentina goodwill impairment € (m) Q2 H1 € (m) Q2 H1 € (m) Q2 Revenues (729) (806) Revenues (791) (1,176) OIBDA (109) OIBDA (338) (371) OIBDA (297) (448) 7

COVID-19 | Financial and operational impacts First full quarter of COVID-19 impact; recovery underway from Jun-20 Q2 revenue impact –(€729m) Q2 OIBDA –(€338m) -6.1 p.p. to organic y-o-y -7.8 p.p. to organic y-o-y Impacts and challenges • Revenues • B2C: Discounted tariffs - Handset sales decline due to lockdown - Discounting for bars, other premises during La Liga football suspension - Service revenue decline driven by reduced commercial (Spain) activity (mobile prepaid), B2B and SMEs revenues and roaming in/ out decline • B2B: lower IT projects - Promotions - Contract renegotiations - B2B revenue of €4.3Bn in H1 (-3.0% y-o-y organic) Strengths and opportunities • Rigorous expense management • Digital adoption accelerated - Reduction in direct and commercial expenses - Digital channel mix at 39% across 4 core markets (up 12 p.p. vs Q1) - Active users of on-line channels up 47% y-o-y in “Meu VIVO” • Improved customer loyalty - Churn level improved by -0.4 p.p. y-o-y • Sharp recovery in post-lockdown markets - Strong resurgence in commercial activity (stores re-opening) • Resilient network performance • Huge B2B opportunity • CapEx savings - Underlying demand increasing for Cloud, Cyber, IoT, eHealth 8

Revenue | Notable improvement from June 2020 Spain revenues y-o-y organic ✓ Clear signs of recovery in Spain from June Covid-19 (p.p. to org. Rev y-o-y) ✓ May was the worst affected month by COVID-19 ✓ Operating trends remain positive ex-COVID-19 (2.7%) (4.5 p.p.) (6.2%) (6.6 p.p.) (6.8%) (7.2 p.p.) April May June COVID-19 impact on revenues Impact on organic growth Q1 Q2 ✓ Gradual lifting of COVID-19 restrictions ✓ Looking ahead intention to leverage our capabilities 0.0 p.p. 0.0 p.p. and infrastructure to capitalise on changing and (0.6 p.p.) (0.8 p.p.) (2.1 p.p.) accelerating trends in IoT, Big Data, ICT,… (5.0 p.p.) (6.1 p.p.) (7.6 p.p.) Spain UK Germany Brazil 9

Q2 y-o-y declines reducing from top to bottom €m y-o-y (14.8%) reported y-o-y (1,802) Revenues (5.6%) organic y-o-y OpEx (13.7%) reported y-o-y OIBDA main impacts: (4.9%) organic y-o-y (1,122) (25.3%) reported y-o-y -€338m COVID-19 (10.0%) organic y-o-y -€297m FX OIBDA -€109 goodwill impairment ARG CapEx +€285m Q2 19 Capital Gains (32.5%) reported y-o-y (528) (22.3%) organic y-o-y (20.2%) reported y-o-y OIBDA-CapEx (0.7%) organic y-o-y Demonstrate resilience of the business during the deepest economic crisis in this century 10

Execution skills | Moving at pace on operational management Q2 20 OIBDA-CapEx y-o-y organic H1 y-o-y organic 14.8% 10.1% 1.9% 1.8% (0.7%) (2.7%) (10.8%) 4 core markets Group Spain UK GER BZ Hispam 2.6% (2.3%) 1.6% (5.6%) (0.3%) 10.4% (12.8%) Q2 (OIBDA-CapEx)/Revenues p.p. y-o-y organic H1 p.p. y-o-y organic 23.4% 20.1% 29.9% 19.1% 17.5% 22.3% 12.1% 4.0 p.p. 3.2 p.p. 1.3 p.p. 2.1 p.p. 1.0 p.p. 0.2 p.p. (2.2 p.p.) 4 core Group Spain UK GER BZ Hispam markets 1.0 p.p. 0.3 p.p. 1.5 p.p. (0.9 p.p.) (0.4 p.p.) 3.1 p.p. (0.7 p.p.) 11

Q2 20 segments results Mr. Ángel Vilá COO

Spain | Resilient commercial activity

Positive net adds

Accesses (k)



70
15
22
FBB
Postpaid
Pay TV



FBB
24
2
-11
Apr.
May.
Jun.

Strong uptake of refreshed offering;
improvement throughout Q2

Growth across segments

Jun- y-o-y



X 3
27%
14%
Convergent UBB
Convergent O2
Fibre Wholesale

Performance and COVID-19 response

- ✓ **Responding to employees, communities and society first**
- ✓ **Clear signs of recovery; leveraging football rights**
  - 100% of stores open by Jun (16% in Mar)
  - >50% consumer football downgrades recovered
- ✓ **Superior offering in both retail and wholesale**
  - Combined growth in different cluster thanks to our smart segmentation
  - Ongoing migration to fibre (63% of wholesale base)
- ✓ **Resilient convergent platform**
  - In Q2 20 ARPU -2.3% y-o-y on exceptional effects of COVID-19
  - Churn below FY 19 levels despite normalised activity

Convergent KPIs

H1

y-o-y organic



(1.7%)
91.3
(0.4 p.p.)
1.2%
ARPU
Churn

Telefónica

12

Spain | Resilient Cash Flow generation

Key financials



y-o-y organic
Q2
H1
(5.1%)*
1.8%
1.6%
(5.2%)
(3.4%)
(3.9%)
(2.6%)
(8.9%)
(5.4%)
Revenue
Service Rev.
OIBDA
OIBDA-CapEx

CapEx on growth



y-o-y organic
H1
10.6%
CapEx/Revenues

51% CapEx in NGN

(FTTH + LTE/5G)

(+12 p.p. y-o-y)

Performance and COVID-19 response

- ✓ **60% of impact on revenue offset at OIBDA level; >80% at OpCF level**
  - Lower equipment, commercial and content cost
  - CapEx prioritisation maintaining investment for growth
- ✓ **Resilient and sustainable revenue streams**
  - Very positive quarter in IT; digitalisation needs on the rise
  - Wholesale supported by largest and best managed FTTH network and new agreements
    - +3.3% y-o-y in Q2 20 accounting for 18% of service revenue
- ✓ **Cash conversion benchmark**
  - OIBDA-CapEx/ Revenue at record levels

Cash generation



€m
H1
y-o-y organic
(0.9% p.p.)
+1.5 p.p.
39.9%
29.3%
OIBDA/Revenues
OIBDA-CapEx/ Revenues

*Q2 Organic and ex-non recurrents in Q2 19

Telefónica 13

Germany | Solid operational performance despite COVID-19

Momentum at O_2 - ARPU-accretive effects

Accesses (m, y-o-y)


+5%
22.9
Mobile contract
+10%
1.7
VDSL

O_2 contract churn

Improved to 1.1%

-0.1 p.p.

Own brand ARPU ex-roaming

Broadly stable

+0.7% in the month of June

Key financials

y-o-y organic


Q2
H1
0.3%
2.0%
Revenues
(5.2%)
(2.0%)
OIBDA
(10.8%)
(0.3%)
OIBDA-CapEx

Key milestones

- ✓ **Gradual recovery of trading momentum**, prepaid dynamics and roaming post lockdown
- ✓ **~10,000 sites sold to Telxius for €1.5bn** - enhancing financial flexibility and further strengthening balance sheet
- ✓ **O_2 winning further industry awards**:
  - "Very good" rating in 2020 Connect Magazine Fixed Network Test
  - Best MNO in Telekom Handel´s reader's choice awards
- ✓ COVID-19 impacts and other non-recurrent special factors:
  - Revenue ~ (-€60m)
  - OIBDA ~ (-€40m)

Robust profitability and cash generation

y-o-y organic


H1
17.1%
-0.4 p.p.
OIBDA-CapEx/Revenues

Telefónica
14

UK | Resilient performance Customer base Performance and COVID-19 response Accesses (m; y-o-y) ✓ Largest UK network +3% ✓ Network voice and data resilience 34.1 +1% ✓ Enhanced direct trading resulting in lower commercial costs Contract churn ✓ Q2 COVID-19 impacts: revenue (€130m); OIBDA (€62m) ‒ Primarily related to roaming and calls (reduced prepay base Market 12.3 and lower activity) Leading loyalty 0.9% Total mobile Mobile Contract Key financials Profitability and cash generation y-o-y organic Q2 H1 y-o-y organic H1 18.0% (1.1%) (2.7%) (3.8%) (3.8%) (5.6%) -0.9 p.p. (8.2%) Revenues OIBDA OIBDA -CapEx OIBDA-CapEx/Revenues y-o-y ex Q2 19 special (4.1%) (1.6%) +4.9% (2.1%) factors 15

Brazil | Resilient cash generation despite COVID-19 impacts

Growth in value accesses: Improving mix

Accesses (y-o-y)



2.0%
32%
Contract
FTHH

Resilient business

- **Improved commercial trading** since June; gradual opening of stores: +73% contract gross adds in June vs. April
- **Digital channels boost**: Share of digital top-ups increased 6 p.p. y-o-y to 31%
- **Highest ever monthly FTTH net adds** in June accelerating business transformation
- **Prepaid revenues broadly flat y-o-y in June**

Key financials

Q2 y-o-y organic



Q2
H1
Impact on revenues due to COVID-19: ~-5 p.p. y-o-y
(5.1%)
(3.2%)
(2.9%)
(2.1%)
(3.3%)
0.0%
14.8%
10.4%
Revenue
Service Rev.
OIBDA
OIBDA-CapEx

Profitability and cash generation



H1
y-o-y organic
+1.4 p.p.
42.1%
+3.1 p.p.
25.3%
44.5% FCF in H1 (under Brazil reporting criteria)
OIBDA/Revenues
OIBDA-CapEx/ Revenues

Telefonica
16

Infra| Telxius accelerating growth and tower expansion Sites | Doubling scale since creation Tenants # BTS 147 +16.4% # +14.5% y-o-y y-o-y Acquired 1,927 2,452 27,363 2,074 20,422 Pre German deal 24,911 18,348 Dec-19 Net Adds Jun-20 Dec-19 Net Adds Jun-20 H1 20 H1 20 Tenancy 1.34x Ratio Revenues and OIBDA (1) Profitability and Cash generation (1) y-o-y organic Q2 H1 y-o-y organic H1 Towers +9.7% +10.6% +11.3% +12.4% y-o-y 56.2% 13.5% 12.6% 8.1% 7.0% +0.8 p.p. Revenues OIBDA OIBDA-CapEx / Revenues (2) (1) Ex-capacity sale in H1 19 in cable (Marea) 17 (2) Excluding M&A CapEx from inorganic operations in H1 20 (acquisition of towers in Brazil and Peru and real estate usufruct rights)

Tech| Driving growth

An increasingly important growth engine

T. Tech revenues y-o-y organic



+18.0%
679
756
H1 19
H1 20

✓ **COVID-19 impact in B2B revenues largely mitigated**
- Corporate (60% of H1 revs) less impacted than SMEs

✓ **Tech services essential for remote working**
- Strengthen on-line channels and productivity tools
- Dynamic network demand
- Increasing need for digital information and personal security

Operational highlights

T. Tech revenues; H1 y-o-y organic



26.6%
(0.6%)
19.7%
Cloud
IoT/Big Data
CyberSecurity

Cloud
- **Public Cloud Hub for Southern Europe in Spain** (Microsoft, Google, SAP)
- **Evolving portfolio** (H1 Cloud PBX & Meetings rev. +28% y-o-y)
- H1 +62% SaaS revenue y-o-y; +20% IaaS

IoT & Big Data
- **Unique integrated value** proposition
- **New post-COVID-19 solutions** for sectors (retail, tourism)
- Revenues impacted by project Interruptions due to lockdown

Cybersecurity
- **Reinforced global alliances** (Google, Amazon, Checkpoint, Palo Alto Networks, Fortinet)
- **12 SOCs unified**
- Strong performance in PA, Financial and Energy

Telefónica
18

Q2 20 Results Ms. Laura Abasolo CFCO

Hispam | Transformation to Fibre; Focus on profitability

Large accesses base

Accesses (m)

9.2m FTTH homes passed (+1.4m in LTM)

Co-investing with ATP & ATC in most relevant markets



105.6
21.3
16.5
5.4
2.9
Total
Contract
Fixed
FBB
Pay TV

Better trends since June

- ✓ **Higher COVID-19 impact vs other regions**: greater exposure to handset sales and prepaid
- ✓ **Commercial recovery since June**: active prepaid accesses: +12% vs. April
- ✓ **E-commerce sales increased +51%** in Jun vs Feb reaching ~1/3 of total sales (x2 vs Feb)
- ✓ **Positive UBB performance** (higher demand vs. pre COVID-19): 88k Q2 net adds, x2 q-o-q
- ✓ **Positive service revenue growth in COL** (Q2: +1.5% y-o-y)
- ✓ **Transformation model in MEX is paying off:** OIBDA continues growing (Q2: +6.1% y-o-y)

Key financials

Organic (y-o-y)



Q2
H1
(10.8%)
(7.9%)
(7.3%)
(5.3%)
(14.5%)
(12.7%)
10.1%
(12.8%)
Revenues
Service rev
OIBDA
OIBDA-CapEx

Profitability and cash generation

Organic y-o-y



H1
13.2%
(0.7 p.p.)
OIBDA-CapEx

Telefónica

19

Foreign exchange | Managing impact on FCF Limited FX impact on FCF through effective hedging strategy Revenue and OIBDA affected by unfavorable foreign exchange movements H1 20 currency translation impact y-o-y €m WC + ✓ Revenue: Q2 -6.5 p.p.; H1 -4.9 p.p. OIBDA CapEx Taxes Interest FCF Net debt ✓ OIBDA: Q2 -6.7 p.p.; H1 -5.1 p.p. + Others ✓ FX effect increased in Q2 mainly due to BRL ✓ -€448m OIBDA impact reduced to -€111m of FCF in H1 134 ✓ Net debt reduced by €972m in H1 192 12 (111) • Net debt + leases -€1,667m (448) (972) -€1,667m Net Debt+Leases 20

Debt | Clear focus on continuous debt reduction Net Financial Debt €15bn €bn 52.2 48.6 net deduction since June 16 44.2 41.1 37.7 37.2 Jun-16 Dec-16 Dec-17 Dec-18 Dec-19 Jun-20 ND/OIBDAaL ND/OIBDAaL 2.52x 2.68x 493 (9) (900) 37,744 (1,222) 723 372 37,201 Dec-19 FCF Hybrids Shareholder Pre-reti. Net fin. FX & Jun-20 remun Com. investments Others 4,354 110 (921) (897) (357) (175) (891) €43.6bn 1,222 incl. IFRS-16 Leases OIBDA-CapEx Non-cash Working Net interest Dividend to Lease Tax FCF ex-spectrum items & capital payment minorities principal accrued Others payments 21

De-risked balance sheet: debt cut and termed out with lower financial payments Sources of long-term financing (2016 to 2020 YTD) Average Debt Life Avg. Debt (€bn) (years) Life almost Including £4bn doubled vs. syndicated loan to €10bn YTD Dec-15 back O2 – VMED Climate Bonds Initiative merger 10.5 11.2 Award for Largest Green 9.2 52.1 Liquidity ICT issuer of 2019 position: 9.0 12.8 €23.7bn 8.1 (Jun- 20) 6.4 6.1 5.7 10Y 20Y 30Y 15.9 €1.4bn €0.8bn €4.5bn 6.7 1.51 € Green USD € Hybrids Financing at Bank Total Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Jun-20 Financing Bonds Bonds Subsidiaries Financing Total Financial Payments and Interest Cost Total financial payments (€bn) Total financial payments cost (%) Change 4.96% (Jun 20 vs. Dec 15) 3.0 5.0% In early July, TEF issued 2.45 4.0% a €500m senior 20-Y 2.5 -155bps bond; coupon of 3.0% 2.0 3.41% 1.86% or 9bps below 2.0% similar transaction in 1.5 1.0% July 2019 1.47 -€975m 1.0 0.0% 2 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Jun-20 2 12- month rolling 1. Includes the €1,000M senior bond & €500M green hybrid 2. Ex-IFRS16 22

De-risked balance sheet: lower HISPAM equity exposure and changed FX mix

REDUCING CAPITAL EMPLOYED AND EQUITY IN HISPAM

- **HISPAM current situation:**
  - **CAM assets sold**
  - **Current avg. CE** nearly 20% of TEF Group
  - **Net Financial Debt+Leases of ~€4bn** in Hispam currencies (Jun-20)

Leverage ratio[3] (Jun-20)



3.1x
2.9x
2.2x
COP
PEN
CLP

- **Working to reduce capital employed and equity exposure via inorganic measures**

Note: NFD+Leases/ OIBDA in local currency

GRADUALLY INCREASING LEVERAGE IN BRAZIL

- **Net Debt+ Leases of €3.1bn in Brazil** (Jun-20), **reduced by €0.9bn YTD due to FX impact**
- **Large reductions** in **Brazilian nominal** and **real interest rates justify gradual increase in leverage in the future**



Change (bps)
(Jul 20 vs. Dec 15)
SELIC
(%)
14.25
2.25
-1,200
Dec-15
Jul-20
SWAP 10Y
(%)
16.51
7.08
-943
Dec-15
Jul-20
INFLATION
(%)
10.71
2.13
-858
Dec-15
Jul-20

Telefónica

23

Optimising capital allocation and increasing returns 1 Robust FCF ✓ (OIBDA-CapEx)/Revenues +2 p.p. in 2022 (vs. 2019) while continuing to invest in long term growth generation ✓ Optimising OpEx and prioritising investments to maintain strong performance Prudent financial ✓ Sustainable and balanced dividend policy (€0.40 for 2020; voluntary scrip for 2020 calendar payments) 2 policy ✓ Extended average debt maturity (11.2 yrs) and strong liquidity (over 2 years’ debt coverage) ✓ Net debt decline of €15bn since June 2016 Solid balance sheet 3 ✓ Clear deleveraging path; organic and inorganic ✓ Solid organic growth profile 4 De-risked portfolio ✓ Improving ROCE ✓ Gradually increasing leverage at local level 24

Strategy update Mr. José María Álvarez-Pallete CEO & Chairman

1 Strengthened "focus" on our four core markets: Spain, UK, Germany and Brazil...

"Focus" through building leadership positions underpinned by differentiated assets and partnerships that attract and retain the best customer bases and guarantee loyalty

SPAIN

- Largest fibre network in Europe (517k additional premises deployed YTD); FTTH uptake 29%
- Differentiated content (rights for new 3 seasons of UEFA competitions starting 2021; own production; Disney+)
- Partnerships YTD e.g. Prosegur JV, A3 media JV, Movistar Car/ Eurotaller; Epic Games (developer of Fortnite)

UK

- JV with Virgin Media to create UK's connectivity champion
- 5G in 60 cities and towns and 4G boosted in over 91k postcodes and 400 tourism hotspots
- Strengthening direct distribution

GERMANY

- Boosting mobile coverage, increasing urban capacity
- Convergent proposition based on agnostic fixed access
- Partnerships YTD (Ericsson, Kidomi-Kids)
- New fibre vehicle under analysis

BRAZIL

- Largest FTTH network (2.1m additional HPs deployed YTD)
- Offer for OI's mobile assets
- Partnerships YTD (e.g. ATC, Netflix, ...)
- Network sharing agreement with TIM approved and first initiatives already underway
- Accelerating FTTH; capturing UBB opportunity through partnerships and new fibre vehicle under analysis

Further opportunity – market consolidation, co-investment...

Telefónica

25

… while reducing exposure and optimising our non-core Hispam 2 portfolio Streamlining Capital-light operating Monetising assets Optimising investment portfolio models • Sale of TEF Costa Rica • Sale of 2,400 towers LTM • Strategic network sharing • Asset light model in Mexico • Analysing Fibre spin-off in agreements in Perú, Colombia, leveraging on nationwide other business in Hispam Chile, Argentina, Ecuador roaming agreement with AT&T Further optionality; all options on the table including operational / financial spin off Increasing debt assignation at local level 26

3 Launching Tech to better capitalise on the digital growth opportunity

Strong growth momentum	Best-in-class partnerships	Advanced carve-out

T. Tech (H1 y-o-y organic revenue)

€756m

B2B
Cybersecurity
+Cloud+
IoT & Big data

+18.0%

"Telefonica's Cybersecurity Firm ElevenPaths Achieves AWS Security Competency Status"
(May 26, 2020)

amazon webservices

"Google Cloud and Telefónica Partner to Accelerate Digital Transformation for Spanish Businesses"
(June 11, 2020)

Google Cloud

"Microsoft to open new datacenter region in Spain and expand strategic partnership with Telefónica to boost Spain's competitiveness"
(February 25, 2020)

Azure

Cybersecurity ✓

Cloud **Q3 20**

"EMEA CLOUD PARTNER OF THE YEAR"
awarded by VMWare

IoT & Big data **Q4 20**

Gartner
Magic Quadrant

TOP PLAYER, "Notable Vendor" in Managed **Security** Services
6 times in IoT Magic Quadrant

Further opportunity – entry of an equity partner, inorganic expansion, new verticals

Telefónica

27

Creating Infra to extract more value from existing assets while 4 building a leading global infrastructure player Almost 60m owned UBB; 15m connected Already one of Europe’s leading TowerCos # Telxius sites UBB network (Million) 2,400 32,922 10,100 30,522 9% 131.2 12% +10% +5% 34% 20,422 22% 58.2 penetration 45% 14.6 Total Owned Accesses Jun-20 German Sites Inc. BTS Telxius Post premisses Premisses connected Portfolio German Commitments German passed passed Acquisition Portfolio in GER Acquisition New fiber vehicles in Brazil and Germany under analysis Grow towers’ portfolio (i.e. UK); Further opportunity add complementary new asset classes (i.e. for T.Infra Fibre, DCs); 50.01% ownership in Telxius 28

Rolling out a new operating model; taking advantage of 5 digitalisation and adapting the HQ to the new portfolio Business lines (OIBDA-CapEx)/Revenues %; organic Massive digitalisation ✓ Digital sales up 53% vs Q2 19 in core markets ✓ 1,864m Robots (x3,4 y-o-y) +2 p.p. vs. 2019 Network sharing ✓ Agreements in place in the UK, Brazil, Colombia, Perú… 20.8 19.9 Legacy shut-down ✓ ~500 copper COs closed in Spain Streamlined support functions; reducing cost Increased customer satisfaction HQ 2019 H1 2022 20 Guidance HQ refitted for purpose ✓ c.6% HQ cost reduction vs H1 19 Further opportunity – Reskilling, centralisation, in/outsourcing, increase agility 29

Priorities H2; continue executing and delivering value • Stabilise operating cash flow generation to mitigate COVID-19 impact Focus on four core • Close UK deal with Liberty Global 1 markets: Spain, UK, • Strengthen competitive advantages through FTTH deployment and partnerships Germany, Brazil • Consolidation optionality • Stabilise cash flow generation to mitigate COVID-19 impact Reduce exposure to • Close Costa Rica and El Salvador deals 2 Hispam • Continue developing strategic options • Maintain strong growth momentum 3 Launch TEF TECH • Strengthen capabilities with focused inorganic acquisitions • Finalise carve outs • Close German towers acquisition Create TEF INFRA • Continue developing strategic options 4 • Increase towers tenancy ratio • Accelerate digitalisation in the post COVID-19 world New operational • Expand network sharing agreements 5 model • Further simplification and streamlining 30

Conclusion Mr. José María Álvarez-Pallete Chairman & CEO

Supporting sustainable economic recovery post COVID-19 BUILDING A GREENER FUTURE HELPING SOCIETY TO THRIVE LEADING BY EXAMPLE Digital innovation to power a lower Supporting customers and Run an inclusive, fair and ethical carbon economy communities business inside out Green Networks: Zero carbon target by Reducing the digital divide Committed to being a leading inclusive 2030 employer Protecting our customers’ data Accelerating digitalisation process Committed to the highest standards of Backing our essential services (education business principles and practices Building a greener society; reducing and health systems) environmental impact Generating capital TRUST with our stakeholders Aligned with UN SGDs on climate and Aligned with UN SGDs on customer and Aligned with UN SDGs on business ethics the environment social impact The future is built on networks and digitalisation 31

Summary | Value creation for all stakeholders • Robust delivery for stakeholders in the midst of an unprecedented global crisis ‒ Clarity of our mission and values sharpened by COVID-19 ‒ Timely actions to protect employees, support customers and communities, and preserve value for shareholders ‒ Valuable lessons learned across all of the Group’s operations supporting post-crisis evolution • Resilient financial and commercial performance despite adverse FX impacts and GDP trends ‒ COVID-19 impact on financial performance partly mitigated through efficiency improvements and capex savings ‒ Notable recovery in commercial activity in Jun-20 ‒ Continued debt reduction with a clear deleveraging path ‒ Improving ROCE • 2020 OIBDA-CapEx outlook and dividend maintained • Accelerated delivery against strategic priorities ‒ Executed the largest corporate transaction in our history to strengthen UK positioning ‒ Driving consolidation of Brazilian telecoms market via binding joint bid for Oi ‒ Accelerated monetisation of infrastructure assets via €1.5bn transaction between Telxius and Telefonica Deutschland ‒ Driving digital transformation through partnerships with Google, Microsoft, GE Healthcare… ‒ Progressing in all strategic options in Hispam ‒ New streamlined operating model; increasing agility, efficiency and digitalisation • Well positioned to capitalise on favourable long-term trends accelerated by recent developments 32

Results presentation and Q&A Session The management will host a webcast to discuss the results on 30th July at 10:00am (CET), 09:00am (BST), 04:00am (EST) Participants from Telefónica: Jose María Alvarez-Pallete (Chairman & CEO), Ángel Vilá (COO), Laura Abasolo (CFCO), and Pablo Eguirón (Global Head of IR). Webcast Q&A Session • To access the webcast: click here • To participate in the Q&A session, join the call using the following link (available 15 • The webcast recording will be available on minutes before the call): click here Telefónica IR’s website after the event • No need to dial in(1) (1) From any device, click the link above, then simply enter your details and phone number and the system will call you back If you have further questions, please contact the Investor Relations team at ir@telefonica.com or +34 91 482 87 00 33

For further information, please contact: Investor Relations Pablo Eguirón (pablo.eguiron@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Tel. +34 91 482 87 00 FOLLOW US: ir@telefonica.com www.telefonica.com/investors